UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

From the transition period from                      to

Commission file number: 1-5418

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SUPERVALU STAR 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUPERVALU INC.

7075 Flying Cloud Drive

Eden Prairie, Minnesota 55344

SUPERVALU STAR 401(k) PLAN

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	15

Signatures	16

Exhibit:

23.1 Consent of Independent Registered Public Accounting Firm	17

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Benefit Plans Committee of SUPERVALU INC.

SUPERVALU STAR 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the SUPERVALU STAR 401(k) Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Minneapolis, Minnesota

June 25, 2014

SUPERVALU STAR 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2013 and 2012

(In thousands)

	2013	2012
Assets:
Plan interest in Master Trust at fair value	$2,833,370	$5,495,612

Receivables:
Notes receivable from participants	60,277	193,076
Employer contribution	721	3,365

Total receivables	60,998	196,441

Total assets	2,894,368	5,692,053

Liabilities:
Excess contributions payable	1,060	—
Administrative expenses payable	290	721

Total liabilities	1,350	721

Net assets available for benefits at fair value	2,893,018	5,691,332
Adjustments from fair value to contract value for fully benefit-responsive contracts	(5,633)	(25,839)

Net assets available for benefits	$2,887,385	$5,665,493

See accompanying notes to financial statements.

SUPERVALU STAR 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2013

(In thousands)

Additions:
Participant contributions	$83,902
Employer contributions	15,981

Plan interest in Master Trust net investment income	437,100
Interest on notes receivable from participants	3,868

Total additions	540,851
Deductions:
Benefits paid to participants	503,675
Administrative expenses	2,385

Total deductions	506,060

Net increase	34,791
Transfer of assets to another plan (Note 1)	(2,812,899)
Net assets available for benefits:
Beginning of year	5,665,493

End of year	$2,887,385

See accompanying notes to financial statements.

SUPERVALU STAR 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2013 and 2012 and

For the Year Ended December 31, 2013

(In thousands)

1.	DESCRIPTION OF THE PLAN

The following description of the SUPERVALU STAR 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General Information

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was established for eligible full-time and part-time employees of SUPERVALU INC. (“SUPERVALU” or the “Company”). Plan eligibility begins after 250 hours worked in a 90-day period and the attainment of the age of 21. Employees of collectively bargained units may become eligible and participate in the Plan under alternative eligibility rules.

On March 21, 2013, the Company completed the sale of SUPERVALU’s New Albertson’s, Inc. subsidiary, including the Acme, Albertsons, Jewel-Osco, Shaw’s and Star Market retail banners and the associated Osco and Sav-on in-store pharmacies. As a result of the sale, certain participants and their related Plan assets totaling $2,812,899 were transferred out of the Plan during the year ended December 31, 2013.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, an allocation of the Company’s contributions, and an allocation of Plan earnings, and charged with administrative expenses at a fixed rate. Allocations are based on participant earnings or contributions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct their accounts into one or more of the funds within the SUPERVALU INC. Master Investment Trust (“Master Trust”) held by State Street Bank and Trust Company (the “Trustee”).

Contributions

Employees are automatically enrolled with a 3% employee contribution in the Plan after satisfying the eligibility rules unless the employee specifically notifies the Plan administrator that the employee chooses not to participate or chooses to participate at a different rate. Thereafter, employees must make an election in order to change their contribution percentage. The deferral percentages of participants who were automatically enrolled and have not made an election change will be automatically escalated by 1% per year until they reach 10%. The Plan allows for employee contributions to the Plan of 1% to 50% of their recognized compensation, subject to the limitations by the Internal Revenue Service (“IRS”).

Effective January 1, 2013, the Company’s matching contribution for all salaried and most administrative hourly employees was suspended. Certain store and distribution center hourly employees and pharmacy positions continued to receive a matching contribution but at a reduced rate. For those employees, participant contributions up to 6% of their recognized compensation will be matched by the Company at a rate of 100% of the first 1% of compensation and an additional 50% match on the next 5% of compensation.

An additional discretionary employer contribution of 0% to 3% of compensation may be made by the Company. Except in the case of death or retirement after the age of 65, the additional discretionary employer contribution is earned by any participant having worked 1,000 hours during the Plan year and employed on the last day of the Plan year. Employees of collectively bargained units may have alternative matching and Company contribution arrangements. For the year ended December 31, 2013, there were no additional discretionary contributions made by the Company.

On December 31, 2013, the Plan was amended to provide for a discretionary match contribution for all salaried and most administrative hourly employees, effective as of January 1, 2014. The Company will annually determine whether to provide for a discretionary match contribution.

Rollover Contributions

The Plan accepts qualifying rollover contributions made by participants from tax-qualified retirement plans. Participants may under certain conditions, contribute the distribution from another qualified retirement plan or a portion of the distribution to the Plan. The rollover contribution will be credited to a rollover account. Rollover contributions are permitted for any employees in eligible employment, not just employees who have qualified as participants in the Plan.

Vesting

Participant contributions plus actual earnings thereon are immediately vested. All employer contributions plus earnings thereon are vested 100% after two years of employment.

On January 9, 2013, the Plan was amended to provide for 100% vesting in any benefits accruing under the Plan for participants who were employed by the Company or an affiliate on March 21, 2013.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1 up to a maximum equal to the lesser of $50 or 50% of their account balance. Notes receivable from participants are secured by the balance in the participant’s account and bear interest at rates equal to the prime rate as published by the Wall Street Journal for the last business day of the calendar month preceding the month in which the note was granted. Principal and interest are paid through payroll deductions, with the maximum term of five years, except for notes for the purchase of a primary residence, which have a maximum term of 10 years. Interest rates on notes receivable from participants range from 2.75% to 10.50% as of December 31, 2013. The notes receivable are valued based on the unpaid principal balance plus accrued interest.

Payment of Benefits

Upon termination of service for any reason or attainment of age 59 1⁄2, a participant may elect to receive an amount equal to the value of the participant’s vested account. Benefits under the Plan are payable in a full or partial lump sum or (after termination of employment) through installment payments and are subject to applicable income tax withholding. Participants currently employed by SUPERVALU can withdraw any after-tax contributions or rollover contributions at any time. All distributions not taken as rollovers are subject to required federal withholding. Participants who meet the Plan’s rules may receive an in-service hardship distribution from the vested portion of their account balances.

Administrative Expenses

Certain expenses of maintaining the Plan are paid by the Company. Load administration fees are charged directly to the participant’s account and are included in administrative expenses.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of SUPERVALU common stock allocated to the participant’s account. Shares of SUPERVALU common stock for which participants do not timely return proxy or voting instruction cards shall be voted by the Trustee in proportion to the results for those votes returned by participants.

Forfeited Accounts

Nonvested account balances of terminated employees are forfeited. If a terminated employee returns to SUPERVALU within 5 years, the participant’s account balance is restored and the employer contribution match is restored. At December 31, 2013 and 2012, forfeited nonvested accounts totaled $401 and $297, respectively. Forfeitures of nonvested amounts are used to restore forfeited accounts of rehired participants. Any remaining amounts are used to reduce the employer contributions or pay Plan expenses. For the year ended December 31, 2013, employer contributions were reduced by $1,181 from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the Plan interest in the Master Trust as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Refer to Note 3 — Plan Interest in Master Trust, for additional information related to the Plan’s fully benefit-responsive investment contracts.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the plan document.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed under the IRS regulations are recorded as a liability in the statements of net assets available for benefits with a corresponding reduction to contributions in the Statement of Changes in Net Assets Available for Benefits. The Plan distributed the excess contributions to the applicable participants subsequent to the Plan year end and prior to March 15, 2014.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses are generally paid by the Plan, except to the extent that SUPERVALU, at its discretion, directly pays for certain expenses.

Risks and Uncertainties

The Master Trust invests in various investment instruments. These investment instruments are exposed to various risks, such as interest rate, market fluctuation, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Subsequent Events

The Plan has evaluated subsequent events through June 25, 2014, the date the financial statements were available for issuance.

3.	PLAN INTEREST IN MASTER TRUST

The Plan investments are held in the Master Trust along with the SUPERVALU INC. Retirement Plan investments. At December 31, 2013 and 2012, the Plan’s beneficial interest in the net assets of the Master Trust was 56% and 71%, respectively.

At December 31, 2013 and 2012, fair values of investments in the Master Trust are as follows:

	2013	2012
Investments at fair value:
Common stock:
U.S. small-cap and mid-cap stock	$195,387	$239,243
U.S. large-cap stock	463,413	564,073
International stock	240,236	297,049

Total common stock	899,036	1,100,365
Common collective trusts – equity	1,818,079	3,249,070
Common collective trusts – fixed income	420,981	838,476
Corporate bonds	370,399	332,981
Government securities	252,574	330,188
Mortgage backed securities	67,678	108,282
Mutual funds	395,229	490,393
Private equity and real estate partnerships	275,269 *	263,450 *
Synthetic guaranteed investment contracts	511,001	880,108
Other	74,712	135,329

Total investments at fair value	5,084,958	7,728,642
Net payable for securities purchased	(13,744)	(25,125)

Net assets at fair value	5,071,214	7,703,517
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,637)	(25,848)

Net assets at contract value	$5,065,577	$7,677,669

*	The Plan has no interest in the private equity and real estate partnerships investments within the Master Trust.

Investment income for the Master Trust for the year ended December 31, 2013 is as follows:

Investment income:
Net appreciation (depreciation) in fair value of investments:
Common stock:
U.S. small-cap and mid-cap stock	$83,851
U.S. large-cap stock	171,214
International stock	43,972

Total common stock	299,037
Common collective trusts – equity	336,993
Common collective trusts – fixed income	(1,969)
Corporate bonds	(16,340)
Government securities	(35,974)
Mortgage-backed securities	(1,909)
Mutual funds	(31,458)
Private equity and real estate partnerships	16,631
Synthetic guaranteed investment contracts	—
Other	26,223

Total net appreciation in fair value of investments	591,234
Dividends	37,266
Interest	35,843

Net investment income	$664,343

Synthetic Guaranteed Investment Contracts

The Master Trust contains direct investments in synthetic guaranteed investment contracts (“SGICs”) (the “Stable Value Fund”) managed by Ameriprise Trust Company (“Ameriprise”) and Fidelity Investments with Ameriprise acting as the global wrap manager, which are presented at fair value at December 31, 2013 and 2012, as shown on the previous page. In determining the net assets available for benefits at December 31, 2013 and 2012, the Stable Value Fund is recorded at its contract value of $558,388 and $978,611, respectively, which is equal to principal balance plus accrued interest. Investment contracts such as those comprising the Stable Value Fund are generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

Contract value, as reported to the Plan by State Street Bank and Trust Company, represents contributions made under the contract, less losses and participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed and reset on a quarterly basis. The crediting interest rate at December 31, 2013 and 2012 was 1.48% and 1.85%, respectively. The average yield at December 31, 2013 and 2012 was 1.88% and 2.18%, respectively.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Stable Value Fund does not permit the wrap providers to terminate the agreement except under certain circumstances per the terms of the agreement. The wrap providers and the Plan may terminate the agreement upon 30 days notice. The SGICs within the Stable Value Fund are placed with financial institutions whose Standard & Poor’s credit rating is A or higher.

Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. If available, quoted market prices are used to value the underlying investments of the Master Trust. In instances where quoted market prices are not available, the fair values of certain underlying investments of the Master Trust are estimated primarily by independent investment brokerage firms, the Trustee and insurance companies. Where applicable, as a practical expedient, the fair values of certain underlying investments of the Master Trust are at the net asset value (“NAV”) per share, which is based on the fair value of the underlying securities owned by the fund and divided by the number of shares outstanding.

The following is a description of the valuation methodologies used for investments measured at fair value in the Master Trust:

Common stock— Valued at the closing price reported in the active market in which the individual securities are traded.

Common collective trusts—Valued at NAV, which is based on the fair value of the underlying securities owned by the fund and divided by the number of shares outstanding. The NAV unit price is quoted on a private market that is not active. However, the NAV is based on the fair value of the underlying securities within the fund, which are traded on an active market, and valued at the closing price reported on the active market on which those individual securities are traded.

Corporate bonds— Valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the fair value is based upon an industry valuation model, which maximizes observable inputs.

Government securities— Certain government securities are valued at the closing price reported in the active market in which the security is traded. Other government securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

Mortgage-backed securities— Valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the fair value is based upon an industry valuation model, which maximizes observable inputs.

Mutual funds— Mutual funds are valued at the closing price reported in the active market in which the individual securities are traded.

Private equity and real estate partnerships— Valued using the most recent general partner statement of fair value, updated for any subsequent partnership interests’ cash flows, or expected changes in fair value.

Synthetic guaranteed investment contracts— Valued by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer.

Other— Valued under an approach that maximizes observable inputs, such as gathering consensus data from the market participant’s best estimate of mid-market for actual trades or positions held.

The valuation methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The Master Trust has $275,269 of investments in Level 3 alternative investment funds, which are reported at NAV. The Plan has concluded that the NAV reported by the underlying fund approximates the fair value of the investment. However, changes in market conditions and the economic environment may significantly impact the NAV of the funds. Of the alternative investments reported at NAV, $117,319 is redeemable on a quarterly basis, with 90 days advance notice, at NAV under the original terms of the funds agreements. Of the alternative investments reported at NAV, $157,950 is invested in funds that do not provide for liquidity in the form of discretionary withdrawals. Unfunded commitments for future investments in these funds totaled $137,836 at December 31, 2013.

Although a secondary market exists for alternative investment funds, it is not active and individual transactions are typically not observable. When transactions do occur in this limited secondary market, they may occur at amounts other than the reported NAV. It is therefore reasonably possible that if the Master Trust were to sell these investments in the secondary market a buyer may require an amount other than the reported NAV, and the difference could be significant. The Plan has no interest in the alternative investment funds within the Master Trust.

The following sets forth by classification within the fair value hierarchy the Master Trust investments at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3		Total
Common stock:
U.S. small-cap and mid-cap stock	$195,387	$—	$—		$195,387
U.S. large-cap stock	463,413	—	—		463,413
International stock	240,236	—	—		240,236

Total common stock	899,036	—	—		899,036
Common collective trusts – equity	—	1,818,079	—		1,818,079
Common collective trusts – fixed income	—	420,981	—		420,981
Corporate bonds	—	370,399	—		370,399
Government securities	130,170	122,404	—		252,574
Mortgage-backed securities	—	67,678	—		67,678
Mutual funds	112,614	282,615	—		395,229
Private equity and real estate partnerships	—	—	275,269	*	275,269
Synthetic guaranteed investment contracts	—	511,001	—		511,001
Other	—	60,968	—		60,968

Total net assets at fair value	$1,141,820	$3,654,125	$275,269		$5,071,214

The following sets forth by classification within the fair value hierarchy the Master Trust investments at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3		Total
Common stock:
U.S. small-cap and mid-cap stock	$239,243	$—	$—		$239,243
U.S. large-cap stock	564,073	—	—		564,073
International stock	297,049	—	—		297,049

Total common stock	1,100,365	—	—		1,100,365
Common collective trusts – equity	—	3,249,070	—		3,249,070
Common collective trusts – fixed income	—	838,476	—		838,476
Corporate bonds	—	332,981	—		332,981
Government securities	136,563	193,625	—		330,188
Mortgage-backed securities	—	108,282	—		108,282
Mutual funds	228,740	261,653	—		490,393
Private equity and real estate partnerships	—	—	263,450	*	263,450
Synthetic guaranteed investment contracts	—	880,108	—		880,108
Other	—	110,204	—		110,204

Total net assets at fair value	$1,465,668	$5,974,399	$263,450		$7,703,517

* The Plan has no interest in the private equity and real estate partnerships within the Master Trust.

The following is a summary of changes in the fair value for the Master Trust Level 3 investments for the years ended December 31, 2013 and 2012:

Private equity and real estate partnerships	2013	2012
Beginning balance	$263,450	$218,574
Realized gains	4,407	1
Unrealized gains related to investments still held at reporting date	12,225	14,035
Purchases	34,001	41,465
Sales	(38,814)	(10,625)

Ending balance	$275,269	$263,450

Derivative Instruments

The Master Trust holds a variety of investments, including certain derivative instruments. Investment managers are generally permitted to use derivative instruments including swaps, options, futures, and forward contracts to manage portfolio risks (e.g., interest rate and credit risks and foreign currency exposures). Derivatives may also be used to enhance portfolio returns and to mimic the investment performance of broad market benchmarks. Investment managers are prohibited from using derivative securities that leverage the portfolio.

The Master Trust holds To-Be-Announced (“TBA”) government agency mortgage forward contracts that require the Master Trust to take delivery of a government agency mortgage-backed security at a settlement date in the future. A majority of the TBAs are settled at the first available period allowed under the contract. However, the deliveries of some of the Master Trust’s TBA securities happen at a later date, thus extending the forward contract date. These securities are reported at fair value with the changes in fair value reported in net unrealized gains and losses. These securities are classified as ‘Government’ investments within the fair value hierarchy tables presented above.

The following is a summary of the fair value of the derivative instruments for the Master Trust categorized by risk exposure at December 31, 2013:

	Interest Rate Contracts	Foreign Exchange Contracts	Credit Contracts	Equity Contracts	TBA Contracts	Other Contracts	Total
Asset-value Derivatives:
Swaps	$4,043	$—	$250	$6,267	$—	$—	$10,560
Forward Contracts	—	841	—	—	14,425	—	15,266
Other	973	—	—	—	—	839	1,812

	$5,016	$841	$250	$6,267	$14,425	$839	$27,638

Liability-value Derivatives:
Swaps	$3,712	$—	$403	$—	$—	$—	$4,115
Forward Contracts	—	727	—	—	—	—	727
Other	1,663	—	—	—	—	614	2,277

	$5,375	$727	$403	$—	$—	$614	$7,119

The following is a summary of the fair value of the derivative instruments for the Master Trust categorized by risk exposure at December 31, 2012:

	Interest Rate Contracts	Foreign Exchange Contracts	Credit Contracts	Equity Contracts	TBA Contracts	Other Contracts	Total
Asset-value Derivatives:
Swaps	$1,500	$—	$356	$2,789	$—	$—	$4,645
Forward Contracts	—	1,373	—	—	25,819	—	27,192
Other	95	—	—	—	—	380	475

	$1,595	$1,373	$356	$2,789	$25,819	$380	$32,312

Liability-value Derivatives:
Swaps	$1,165	$—	$392	$—	$—	$—	$1,557
Forward Contracts	—	1,021	—	—	—	—	1,021
Other	707	—	—	—	—	271	978

	$1,872	$1,021	$392	$—	$—	$271	$3,556

The following is a summary of the net change in appreciation (depreciation) in fair value of the derivative instruments for the Master Trust categorized by risk exposure for the year ended December 31, 2013:

	Interest Rate Contracts	Foreign Exchange Contracts	Credit Contracts	Equity Contracts	TBA Contracts	Other Contracts	Total
Swaps	$477	$—	$(440)	$25,942	$—	$—	$25,979
Forward Contracts	—	1,510	—	—	(525)		985
Other	1,136	34	—	24	—	6,601	7,795

	$1,613	$1,544	$(440)	$25,966	(525)	$6,601	$34,759

4.	PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, active participants not fully vested in the Plan would become 100% vested; inactive participants continuing to hold assets with the Plan, and who have been employed by the Company at any time during the five years preceding the Plan termination, would become 100% vested. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

5.	TAX STATUS

The IRS has determined and informed the Company by letter dated September 5, 2013 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended and restated since receiving the determination letter, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believe that the plan is qualified and the related trust is tax-exempt.

GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s administrator believes it is no longer subject to income tax examinations for years before 2010.

6.	RELATED-PARTY TRANSACTIONS

Transactions in shares of SUPERVALU common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2013, the Plan made purchases of approximately $2,582 and sales of approximately $22,806 of SUPERVALU common stock. During the year ended December 31, 2013, there was no dividend income recorded by the Plan from SUPERVALU stock. Common stock shares of SUPERVALU represent less than 1% of Plan assets.

Certain Plan investments are money market funds managed by State Street Bank and Trust Company. State Street Bank and Trust Company is the Trustee as defined by the Plan, and therefore, transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

The above transactions are exempt party-in-interest transactions.

7.	COMPANY STOCK FUND

Evercore Trust Company, N.A. (“Evercore”) is the independent fiduciary and investment manager for the Company Stock Fund in the Plan. Evercore has the responsibility solely for deciding whether the Company Stock Fund should remain as an investment fund under the Plan. Evercore has the authority to restrict investment in the Company Stock Fund, or to sell or otherwise dispose of all or any portion of the SUPERVALU common stock held in the Company Stock Fund. In the event that Evercore directs the sale or other disposition of all or any part of the SUPERVALU common stock held in the Company Stock Fund, Evercore would designate an alternate investment fund under the Plan for the temporary investment of any proceeds.

On May 6, 2014, the Plan was amended to eliminate the Company Stock Fund effective June 30, 2014. Until June 30, 2014, the Plan permits participants to hold investments in the common stock of the Company. New investments in the Company Stock Fund were closed as of March 3, 2014 and all amounts held will be transferred out as of June 30, 2014.

8.	RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2013 and 2012 to Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$2,887,385	$5,665,493
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,633	25,839
Excess contributions payable	1,060	—

Net assets available for benefits per the Plan’s Form 5500	$2,894,078	$5,691,332

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2013:

Net increase in net assets available for benefits per the financial statements	$34,791
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(20,206)
Excess contributions payable as of December 31, 2013	1,060

Net increase in net assets available for benefits per the Plan’s Form 5500	$15,645

Net assets available for benefits are reported at contract value in the financial statements and at fair value in the Form 5500.

The following is a reconciliation of participant contributions per the financial statements to Form 5500 for the year ended December 31, 2013:

Participant contributions per the financial statements	$83,902
Excess contributions payable	1,060

Participant contributions per the Plan’s Form 5500	$84,962

SUPERVALU STAR 401(k) PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

(In thousands)

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost		Current Value
*Notes receivable from participants	13,512 Notes receivable from participants (maturing 2014 to 2023) at interest rates of 2.75% to 10.50%			$60,277
**Plan’s interest in Master Trust	Investment in Master Trust	*	**	$2,833,370

Total				$2,893,647

*	Denotes a party-in-interest to the Plan.
**	There are certain investments within the Master Trust that are party-in-interest.
***	Cost information not required to be presented for participant directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator of the SUPERVALU STAR 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SUPERVALU STAR 401(k) Plan

DATE: June 25, 2014	By:	SUPERVALU INC., the Plan administrator

		By:	/s/ Susan S. Grafton
Susan S. Grafton Senior Vice President, Finance, and Chief Accounting Officer